Exhibit 99.2

SGOCO GROUP, LTD. ANNOUNCES SALE OF SUBSIDIARY, HONESTY GROUP HOLDINGS LIMITED

Beijing, China, November 15, 2011- SGOCO Group, Ltd. (NASDAQ: SGOC), (the “Company” or “SGOCO”), a company focused on building its own brands and retail distribution network in the Chinese flat panel display market, including LCD/LED monitors, TVs, and application specific products, today announced the sale of 100% of the shares of its Hong-Kong-based subsidiary, Honesty Group Holdings Ltd. (“Honesty Group”) to Apex Flourish Group Limited (the “Buyer”), a BVI company, for US$76.0 million.  Honesty Group and its subsidiaries (the “Group”) represented SGOCO’s core manufacturing facility along with the land, buildings and production equipment.

Mr. Or, President and Chief Executive Officer of SGOCO commented, “We believe the sale of our manufacturing facility is the right step for SGOCO’s long-term growth and development.  This transaction helps transition our company from a heavy asset business model to a lighter asset model with greater flexibility and scalability.”

The Company entered into an Agreement for Sale and Purchase (“SPA”) with the Buyer pursuant to which it sold all of the outstanding capital shares of Honesty Group (“Sale Shares”) for cash consideration of US$76 million. The transfer of the Sale Shares was effective on November 15, 2011. The cash consideration will be paid in installments over the next four months.  Payment of the cash consideration is secured by a pledge of the Sale Shares and the Group’s cash, accounts receivable and advances to suppliers.  In the event that the Buyer does not make the installment payments, SGOCO will have the right to take back ownership of the Sale Shares or force the Buyer to liquidate the Group’s cash, accounts receivable and advances to suppliers to have sufficient funds to make the payments to the Seller.

Pursuant to the SPA, the Buyer assumed SGOCO’s obligations to invest $8.75 million in Guanwei (Fujian) Electron Technological Industry Co., Ltd. and to pay the balance of approximately $14 million remaining of the commitment to the Fujian Jinjiang government to invest in the Guanke Technology Park.  In addition, the Buyer agreed that for three years from the date of the sale, the Group would continue to provide SGOCO with products and services in the same or substantially similar manner as it does now unless otherwise directed by SGOCO.  The SPA also provides SGOCO with a right of first refusal for a period of five years that prohibits the Buyer, from selling or otherwise transferring any material interests, ownership or rights in or related to the Group including any shares, production premises, office space, real properties, leases, businesses, equipments and moulds, without first offering to sell or transfer to SGOCO. The Buyer also agreed for a period of three years not to solicit SGOCO’s customers, clients or employees.

In connection with this transaction, SGOCO has transferred or is transferring certain contracts and assets, such as R&D equipment, sales contracts, trademarks and trademark applications, domain names and retail store agreements, from Honesty Group and its subsidiaries to SGOCO International (HK) Limited or its subsidiary SGOCO (Fujian) Electronic Co., Ltd. (“SGOCO (Fujian)”).  The current patents will be retained by Honesty Group and any new patents will be filed by SGOCO.  The Company has also entered into exclusive license agreements with Honesty Group for the use of the trademarks during the period after the sale and before the completion of their transfer.

The Company does not expect any disruption to its capability to deliver quality products to its expanding customer base.  SGOCO believes that it will be able to retain all of its customers, its valuable brands, and its nationwide distribution network while substantially reducing its interest bearing liabilities.  While the Company anticipates that in the near term it will continue to source its products from the Guanke Technology Park, it believes that the sale of the facility will provide it the flexibility to source products from other manufacturers at lower cost and not be constrained by Honesty Group’s capacity limitations should SGOCO sales increase.

With the sale of the manufacturing facility, the Company does not anticipate a material adverse impact to SGOCO’s revenues.  In the near term, the Company anticipates gross margin will be lower as a percent of sales as products will be sourced from Honesty Group, partially offset by reductions in depreciation, interest and general and administration costs.  As a result, the Company anticipates that net profit margin as a percent of sales will be lower than recent reporting periods.  In the future, gross margins may be higher if outsourcing production to other manufacturers proves more cost effective.

SGOCO intends to use the proceeds from the sale to promote and expand its portfolio of brands, to expand the geographic coverage of SGOCO Image stores and to further develop its R&D capabilities and quality products.

The Buyer, Apex Flourish Group Limited, is an independent third party with interests in real estate and forestry products.  SGOCO obtained a fair market value appraisal from an independent valuation advisory firm prior to the completion of the transaction.  The agreed upon selling price is consistent with the valuation report. The board of directors of the Company reviewed the transaction and approved it by a unanimous vote.

Mr. Or continued, “Honesty Group and its subsidiaries employ nearly 800 people, of which approximately 80 employees will initially transfer from Honesty Group to SGOCO and SGOCO (Fujian) after the completion of this transaction.  Our R&D efforts will not be impacted by this transaction as we have retained all of our highly skilled R&D staff and equipment and will continue to work on the advanced development of our flat panel display technology and its related products, brands and the expansion of our distribution channels.”

“We remain quite excited about our future growth opportunities and will continue to strive to become a leader in the global flat panel display market,” concluded Mr. Or.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on developing its own brands and distribution in the Chinese flat panel display market. Our main products are LCD/LED monitors, TVs, and other application specific products. Our target markets are Tier 3 and Tier 4 cities where we compete by providing high quality products at competitive prices.

For more information about SGOCO, please visit http://www.sgocogroup.com

Safe Harbor and Informational Statement

This press release contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company and the anticipated effects of the sale of Honesty Group and the Company’s operations and financial condition after such sale set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements".

Forward-looking statements in this release include, without limitation, the Company’s ability to diminish its manufacturing risk, its ability to transfer material assets to SGOCO International, the Company’s belief that it will not likely experience disruptions to its capability to deliver quality products to our expanding customer base and the Company’s belief that it will be able to retain all of its customers, its valuable brands, and its nationwide distribution network. Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, disruptions in the production of our products by Honesty Group, our ability to successfully transition our distribution network, our ability to complete the transfer of the necessary assets and contracts from Honesty Group, the possibility that the company may be obligated to pay the unpaid capital into Guanwei or the remaining investment commitment in Guanke Technology Park in the event Apex fails to do so, the risk that Honesty Group might be considered a variable interest entity under U.S. GAAP, which would require the company to consolidate the financial statements of Honesty Group in the company’s financial statements, our ability to enforce the provisions of the SPA including the non-competition, right of first refusal and the Buyer’s agreement to provide SGOCO with products and services in the same or substantially similar manner as the Group did prior to the transaction, our ability to outsource our manufacturing without the patents that will remain at Honesty Group, our ability to successfully transfer and retain our OEM contracts, our ability to retain sufficient personnel including our highly skilled R&D personnel, requirements or changes adversely affecting the LCD and LED market in China; fluctuations in customer demand for LCD and LED products generally; our success in promoting our brand of LCD and LED products in China and elsewhere; our success in expanding our “SGOCO Image” model; our success in manufacturing and distributing products under brands licensed from others; management of rapid growth; changes in government policy including policy regarding subsidies for purchase of consumer electronic products and local production of consumer goods in China; the fluctuations in sales of LCD and LED products in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; changing principles of generally accepted accounting principles; compliance with government regulations; legislation or regulatory environments; geopolitical events and other events and factors described in the “Key Information – Risk Factors" section in the Company's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2011. The Company assumes no obligation to update any of the information contained or referenced in this press release.

Contact Information:
SGOCO Group, Ltd. (China)
Bill Krolicki, VP of Finance
+ 86-10-8587-0173
ir@sgoco.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511

SGOCO Group Investor Relations Department
US: +1-646-328-2533